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                                                                      Exhibit 23

                       [LETTERHEAD OF SANTA FE PACIFIC]

               CORPORATE COMMUNICATIONS                                     NEWS


FOR IMMEDIATE RELEASE                          MEDIA CONTACT: Catherine Westphal
#14                                                               (708) 995-6273
                                                                     Joele Frank
                                                     Abernathy MacGregor Scanlon
                                                                  (212) 371-5999

DELAWARE COURT RULES AGAINST UNION PACIFIC


     SCHAUMBURG, ILLINOIS, January 30, 1995 - Delaware Chancery Court issued a decision today denying Union Pacific's request for an expedited hearing on its bid to compel the Santa Fe board of directors to redeem the rights issued pursuant to its Shareholder Rights Plan. The Court also denied a similar request made by shareholder plaintiffs who had sought an order enjoining Santa Fe and Burlington Northern from purchasing shares pursuant to their joint tender offer.

     Union Pacific and plaintiffs filed their motions seeking injunctive relief on January 26, 1995, just eleven days before the February 7 meeting at which shareholders are scheduled to vote on the Santa Fe/Burlington Northern merger. The Court stated that Union Pacific and plaintiffs could have and should have sought a hearing on their claims weeks earlier and declined to consider their claims on the one-week schedule Union Pacific and plaintiffs proposed.

     The Court observed that it was obvious that the failure of Union Pacific to move more quickly was clearly "not the product of oversight." Rather, the Court viewed Union Pacific's filing as a tactical maneuver born out of fear that Union Pacific was losing in the marketplace: "The inescapable inference (from the late filing) is that the injunction motions were motivated by a concern that the Alleghany/Santa Fe agreement might tip the scales against Union Pacific in a close contest."


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